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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 FORM 4                                                WASHINGTON, D.C. 20549
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                                                          STATEMENT OF
                                                CHANGES IN BENEFICIAL OWNERSHIP

/ / Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue. SEE Instruction 1(b).

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
1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                SoundView Technology Group, Inc.                to Issuer (Check all applicable)
                                                SNDV                                                Director             10% Owner
    Meier         Robert            C.                                                         ----                 ----
---------------------------------------------------------------------------------------------   X   Officer              Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ---- (give title     ---- (specify
                                                Number of Reporting        Month/Day/Year           below)               below)
                                                Person, if an entity                           Managing Director,
                                                (voluntary)                                    Head of Sales
   1700 East Putnam Avenue                                                 09/03/2002          -----------------  ------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Day/Year)   ___Form filed by More than One
  Old Greenwich    CT             06870-7000                                                     Reporting Person
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    (City)       (State)            (Zip)        TABLE I - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        & 4)             (Instr. 4)    (Instr. 4)

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Common Stock    09/03/02                    F              32,181     D       1.339       472,428           D
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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Stock Options                       $2.17                                                                          (1)     1/31/10
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Stock Options                       $0.84                                                                          (2)     1/31/10
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Stock Options                       $1.49                                                                          (3)     1/31/10
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Stock Options                       $2.65                                                                          (4)     1/24/12
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Stock Options                       $2.17                                                                          (5)     1/31/10
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Stock Options                       $1.49                                                                          (5)     1/31/10
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7. Title and Amount of Under-       8. Price   9. Number         10. Owner-     11. Nature
   lying Securities                    of         of Deriv-          ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative              Form           direct
                                       ative      Securi-            of De-         Bene-
                                       Secur-     ties               rivative       ficial
                                       ity        Bene-              Secu-          Own-
                                       (Instr.    ficially           rity:          ership
                                       5)         Owned              Direct         (Instr. 4)
   --------------------------------               Following          (D) or
   Title                  Amount or               Reported           Indi-
                          Number of               Transaction(s)     rect (I)
                          Shares                  (Instr. 4)         (Instr. 4)
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Common Stock, par
value $.01 per share      81,168                                      D
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Common Stock, par
value $.01 per share       5,073                                      D
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Common Stock, par
value $.01 per share      10,146                                      D
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Common Stock, par
value $.01 per share      50,000                                      D
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Common Stock, par
value $.01 per share      20,292                                      D
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Common Stock, par
value $.01 per share       5,073                   171,752            D
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Explanation of Responses:

(1)  67,639.333 of these options are vested.  The remaining 13,528.666 options vest in equal installments on September 30, 2002 and December 31, 2002.
(2)  4,227 of these options are vested.  The remaining 846 options vest in equal installments on Septmeber 30, 2002 and December 31, 2002.
(3)  8,454.666 of these options have vested.  The remaining 1,691.333 options vest in equal installments on September 30, 2002 and December 31, 2002.
(4)  The Stock Options vested in equal installments beginning on March 31, 2002 and every quarter thereafter for 15 quarters.
(5)  These options are fully vested.


                                                                                   /s/                                  9/4/02
                                                                                  -----------------------------------  -----------
                                                                                  **Signature of Reporting Person       Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.


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